CLEANTECH INNOVATIONS, INC.
C District, Maoshan Industry Park,
Tieling Economic Development Zone,
Tieling, Liaoning Province, China 112616
(86) 0410-6129922

September 20, 2010

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	CleanTech Innovations, Inc.
Registration Statement on Form S-1
Filed July 29, 2010
File No. 333-168385

Dear Ms. Long:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 25, 2010, to CleanTech Innovations, Inc. (the “Company”) regarding the above-captioned filing of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

We have also filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

General

1.	Please revise to include updated financial statements and related disclosures for the period ended June 30, 2010.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 19 and F-17 of Amendment No. 1.

2.
We note that your financial statements and related disclosures include the results of Liaoning Creative Bellows Co., Ltd through the period ended March 31, 2010. We further note that the share exchange between CleanTech Innovations, Inc. and Liaoning Creative Bellows Co., Ltd took place subsequent to March 31, 2010. Therefore, since CleanTech Innovations, Inc. was the actual registrant during the periods you have presented, please revise to include their historical financial statements and related MD&A disclosures.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

Response:

The Company filed its quarterly financial statements with the Commission for the quarter ended May 31, 2010, on July 15, 2010. The reverse acquisition between the Company and Creative Bellows took place on July 2, 2010; simultaneously, the Company changed its fiscal year end from August 31 to December 31. In accordance with Codification of Financial Reporting Policies Section 102.05, which states that transition reports are not required for periods of one month or less, the Company is not required to file a separate transition report for the month of June 2010. The Company’s next consolidated financial statements will be for the quarter ending September 30, 2010.

3.
Please revise to include pro forma financial information that reflects the impact of the Share Exchange Agreement, the cancellation of 40,000 shares and your private placement offering of Units. Please ensure that you include earnings per share information. Reference Article 11 of Regulation S-X.

Response:

The Company treated the Share Exchange transaction as a recapitalization, not a business combination; accordingly, pro forma financial information is not required under Article 11-01 of Regulation S-X.

Prospectus Cover Page

4.
Please remove and relocate to the Summary section of the prospectus, the information related to the private placement starting with the sentence “Each “Unit” was offered and sold at a purchase price of $3.00 per Unit” and ending with “both closed on July 12, 2010.”

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see the prospectus cover page and page 4 of Amendment No. 1.

Prospectus Summary, page 3

5.	Where you discuss your business history, please disclose that you had no revenues and no (as opposed to “minimal”) operations.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 3 of Amendment No. 1.

6.	In the third paragraph, please disclose that this transaction was a reverse acquisition.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 3 of Amendment No. 1.

7.	Please disclose the reasons for the 8-for-1 forward split.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 3 of Amendment No. 1.

Risk Factors, page 4

8.
Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks presently not known to you or of which you currently are unaware. In view of the requirements of Item 503(c) of Regulation S-K, this qualification and limitation is inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them. Please revise the introductory paragraph accordingly.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 4 of Amendment No. 1.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations, page 7

9.	Please move this risk factor to the beginning of the section and revise to address your limited revenues.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 4 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 19

10.
Please revise your disclosure to include only the accounting estimates and assumptions that may be material due to the associated level of subjectivity and judgment. Please ensure that your disclosure is not duplicative of the description of accounting policies in the notes to the financial statements. Reference Release #33-8350.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 19 of Amendment No. 1.

Revenue Recognition, page 20

11.	Please revise your disclosure to address the following items:

•	Include a more specific description regarding the nature of your unearned revenue balance.

•
Provide a more specific and comprehensive discussion regarding why you believe your warranty does not constitute a separate deliverable. In this regard, please describe the nature of your warranty services and discuss how and why you have concluded that no warranty expense needed to be recorded during the periods presented.

•
We note your disclosure on page five that your arrangements provide for delivery, installation and acceptance of the equipment after customer testing. Given these provisions, please provide a specific and comprehensive discussion regarding why you believe it is appropriate to record revenue upon shipment.

•
We note your disclosure on page five that payment of the final 10% of the purchase price is due no later than the termination date of the warranty period. Please discuss when you record the revenue related to this payment.

Response:

The Company has revised the disclosures in accordance with the Staff’s comment. Please see pages 20, F-8, F-9 and F-22 of Amendment No. 1.

Segment Reporting, page 21

12.
Please revise to include a more specific and comprehensive discussion regarding how you determined you had one reportable segment. In this regard, please tell us what consideration you gave to whether your expansion joints, pressure vessels and wind turbine towers constituted separate reportable segments. Reference ASC 280-10-50-11.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

Response:

The Company has revised the disclosure in accordance with the Staff's comment. Please see page 21 of Amendment No. 1.

Results of Operations, page 21

13.
Please revise to include a more specific and comprehensive discussion of the underlying factors impacting your results and quantify the impact of these factors where practicable. Reference Release #33-8350.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 21-23 of Amendment No. 1.

Liquidity and Capital Resources, page 22

14.	Please revise to include a discussion of the following items:

•	Sources and uses of cash;

•	Cash requirements; and

•	Debt instruments and related covenants.

Reference Release #33-8350.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 24-25 and 27 of Amendment No. 1.

15.
We note your disclosure that your restricted cash represents amounts from customers to secure their payment. Please provide a more specific and comprehensive discussion regarding the nature of these arrangements and why you have chosen to obtain amounts from customers before payment is due. Please discuss how you determined it was appropriate to classify these amounts as assets and tell us whether these amounts may be required to be returned to the customers. In addition, please tell us how you determined it was appropriate to classify the amounts as investing activities.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages F-7 and F-20 of Amendment No. 1.

Restricted cash serves as a product delivery guarantee. The Company deposits a percentage of sales according to contract terms as restricted cash into the Company’s bank accounts. The restricted cash is released upon customer acceptance of the product. The Company determined restricted cash to be an asset because it is held in the Company’s bank accounts. The Company has reclassified its restricted cash as operating activities in the cash flows statements in accordance with ASC 230.

Our Business, page 26
Customers, page 31

16.
We note that you first introduced your wind turbine tower products in February 2010. Please disclose when you introduced your other principal products. Please refer to Items 101(h)(4)(i)&(iii) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 30 of Amendment No. 1.

17.	Please file as material contracts any agreements with your largest customers. Please refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page II-3 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

18.	As applicable, please clarify your dependence on one or a few major customers of your non-wind turbine tower products. Please refer to Item 101(h)(4)(vi) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 33 of Amendment No. 1.

Wind Power, page 26

19.
The disclosure that pricing policies “ensure wind farm operators can achieve a high rate of return on their investments” and government policies that “provide for stable rates of return on equity for wind farm operators, which stimulate investments in wind farms and drive the demand for our wind towers” appears to suggest that there is a guaranteed market and level of achievement for your products and related markets. Please revise or remove these statements.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 28-29 of Amendment No. 1.

Products, page 27
Wind Turbine Towers, page 27

20.	Please revise to disclose the percentage of your business that is derived from your wind turbine tower products and your bellows expansion joints products.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 33 of Amendment No. 1.

Intellectual Property, page 31

21.	Please file as exhibits all agreements entered into between the company and Ms. Bei Lu.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page II-3 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

22.	Please update the status of the approval process for the three additional patents mentioned here. Please refer to Items 101(h)(4)(vii) and (viii) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 33 of Amendment No. 1.

Research and Development, page 31

23.	Please elaborate on your relationship with ACRE Coking & Refactory Engineering Consulting Corporation and the Liaoning Combustion Engineering Research Center.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 34 of Amendment No. 1.

Governmental and Environmental Regulation, page 31

24.	Please revise to include your costs of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 34 of Amendment No. 1.

Competition, page 31

25.
We note the statement that your high temperature bellows expansion joint for CDQ systems and connecting bend pipe for coking plants are proven proprietary technology, occupying a significant portion of their respective markets with few comparable competitors. Please quantify the percentage of the market you have for these products versus your major competitors.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 34-35 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

Executive Compensation, page 36

26.	Please clarify whether Ms. Bei Lu is the only named executive officer to earn compensation. Please refer to Item 402(m)(2) of Regulation S-K.

Response:

Other than Ms. Bei Lu, our Chief Executive Officer (Principal Executive Officer), no other “named executive officer,” as that term is defined in Regulation S-K Item 402(m)(2) for smaller reporting companies, earned compensation for the years ended December 31, 2009 and 2008, in an amount requiring disclosure under Regulation S-K Item 402(n).

Selling Shareholders, page 38

27.
For Apollo Asia Opportunity Master Fund, L.P., disclose the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website, for further guidance.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 44 of Amendment No. 1.

Segment Reporting, pages F-10 and F-24

28.	Please revise to disclose the revenues from each of your product lines. Reference ASC 280-10-50-40.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages F-11 and F-24 of Amendment No. 1.

Note 11. Long Term Loans, page F-14

29.	Please revise to disclose if your loans are subject to any covenants and, if appropriate, the status of such covenants.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-14 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

Note 14. Income Tax, page F-14

30.
Please revise to include all of the relevant disclosures required by ASC 740-10-50. In this regard, please ensure that you clarify if you have any deferred tax assets and, if so, whether these amounts have been reduced by a valuation allowance.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-15 of Amendment No. 1.

Note 17. Subsequent Events, page F-15

31.
Please revise to include a discussion of your accounting for the cancellation of 40 million shares in CleanTech. In this regard, please explain how the $40,000 payment for the shares compared to the historical basis for the shares and the fair value of the shares.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-16 of Amendment No. 1.

32.
Please revise to include a specific and comprehensive discussion of your accounting for the private placement offering of Units. In this regard, please discuss how you have allocated the proceeds received in the offering to the common stock and warrants. In addition, please discuss what consideration you have given to the terms of the warrants in determining whether the warrants should be included within stockholders’ equity. Reference ASC 480 and ASC 505.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-16 of Amendment No.1.

33.	Please revise to clarify if your share information has been revised to reflect your stock split. Reference SAB Topic 4.C.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-16 of Amendment No. 1.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

Financial Statements for the quarterly period ended March 31, 2010

Note 8. Prepayment for Construction, page F-25

34.	Please revise to disclose why you decided to cancel the contract for construction.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-25 of Amendment No. 1.

Note 10. Construction in Progress, page F-25

35.
We note your disclosure that your commitment to complete construction was $3,530,000. Please revise to more specifically discuss the nature of the commitment and clarify if your commitment has been impacted by the contract cancellation discussed in Note 8.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page F-26 of Amendment No. 1.

Undertakings, page II-3

36.	Please revise to include only those undertakings applicable to you and your offering. For instance, the undertakings in paragraphs 4(B) and (5) do not appear to apply to this offering.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page II-4 of Amendment No. 1.

Signatures, page II-6

37.
Please include the signatures of your controller or principal accounting officer. Please note that any person who occupies more than one of the specified positions shall indicated each capacity in which he signs the registration statement.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page II-5 of Amendment No. 1.

In making our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 20, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of The Newman Law Firm, PLLC, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Bei Lu
Bei Lu
Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC